900 S.W. Fifth Avenue, Suite 2600 Portland, Oregon 97204 phone 503.224.3380 fax 503.220.2480 www.stoel.com
JASON M. BRAUSER
Direct (503) 294-9607
jmbrauser@stoel.com

December 5, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Attn:  Jennifer Hardy

Re:                             Ahern Rentals, Inc.
Amendment No. 1 to Form S-4 filed November 15, 2005
File No. 333-128688

Dear Ms. Hardy:

This letter is the response of Ahern Rentals, Inc. (the “Company”) to the Staff’s comments to the above referenced Amendment No. 1 to Registration Statement on Form S-4, which were included in a letter from the Staff to the Company dated November 22, 2005.  The Company has included each of the Staff’s comments in this letter and its corresponding response immediately thereafter.  The Company has filed Amendment No. 2 to the Registration Statement via EDGAR and has sent three marked courtesy copies of that document to Tamara Brightwell of your office.

Prospectus Summary, page 1

1.              We note your response to prior comment seven.  Item 3(j) of Form S-4 requires a statement about whether or not dissenters’ rights of appraisal exist and a cross-reference to information provided pursuant to Items 18 and 19 of Form S-4.  Item 19 specifies information that should be provided if the transaction registered is an exchange offer.  Please revise accordingly.

The Company has added the disclosure required by Item 3(j) on page 4.

Securities and Exchange Commission

Attn:  Jennifer Hardy

December 5, 2005

2.              Revise this section to state the amount currently outstanding under your amended credit facility.  State any additional amount you are permitted to incur under the credit facility.  We note that the credit facility permits you to incur a total of $175 million, subject to certain restrictions.

The Company has revised the disclosure on page 5 to address the Staff’s comment.

Non-GAAP Measures, page 8

3.              We note your revisions and response to our prior comment 33.  Please revise to present consistently the Loss on Debt Extinguishment between the periods ending December 31, 2004 and September 30, 2005.  If you continue to show this as a reconciling item, please rename the non-GAAP measure as “adjusted EBITDA.”

The Company has revised the disclosure on page 9 to address the Staff’s comment.

Risk Factors, page 11

Risks Relating to the Notes, page 11

The collateral securing the notes, page 12

4.              We note your reference to an appraiser on page 13.  Please note that to the extent that you reference an appraiser in the registration statement, you must file the consent of the appraiser pursuant to Securities Act rule 436(b).

The Company has deleted references to the appraiser and appraised value throughout the registration statement.

Risks Relating to our Business, page 16

5.              We note your response to prior comment 18.  Please tell us how you determined that the terms of the leases reflect market terms and rental rates that are not more favorable than the Company would expect from a third-party lessor.  In addition, tell us what consideration you gave to whether the market terms and rental rates paid by the Company to the related party(ies) are less favorable than the terms and rates that could be received from a third-party lessor.  In this regard, we note the disclosure on page 111 stating that the “properties are not materially different from each other in size, facilities or purpose”; however, it appears that on average, the amount being paid for the 21 properties leased from the related party(ies) is higher than the amount being paid for the properties leased from third parties.  We may have further comment based upon your response.

From time to time, the Company and its affiliates engage appraisers to provide opinions as to the fair market value of properties the affiliates own and the Company rents.  Some of these appraisals include an opinion as to the fair market rent that could be charged with respect to the appraised property.  In the Company’s experience, fair market rent is approximately 9% of the property’s fair market value per year, which is how the

Securities and Exchange Commission

Attn:  Jennifer Hardy

December 5, 2005

Company and its affiliates determined the rental rates for properties that had been appraised within a reasonable period prior to entering into the leases.  For properties which had not been recently appraised, the Company and its affiliates estimated the fair market value of those properties and the Company agreed to pay annual rent equal to 9% of that estimated fair market value.  Based on the appraisals discussed above and the Company’s historical experience with unaffiliated lessors, the Company would expect to pay comparable rent for properties it leases from unrelated parties.  The Company believes the other terms of the leases reflect market terms because they were derived from a widely used standard form.  Each of the leases with affiliated lessors is approved by the independent directors of the Company.

The differing rental amounts the Staff has identified are caused by many factors, including the market in which a property is located, the quality of the property, the property’s proximity to the Company’s construction industry customers and the age of the lease relating to the property.  Properties in Oregon and Utah tend to have lower fair market values than comparable properties in Southern California.  Properties the Company rents from unrelated parties tend to have less desirable locations vis-à-vis customers than properties the Company rents from affiliates.  Finally, the Company assumed existing leases on its Phoenix and Tucson, Arizona locations and these leases had lower rental amounts because of their age.  For these reasons, the Company does not believe the terms of the leases and the rental rates of its affiliate leases are less favorable to it than the terms and rates that could be received from unrelated lessors.

The Exchange Offer, page 22

Procedures for Tendering Notes, page 24

6.              We note the disclosure in the last bullet at the top of page 25.  Please disclose the basis upon which you will determine whether material conditions have been satisfied and note that you must include an objective standard for the determination of whether a condition has been satisfied.

As stated on page 3 of the prospectus, the exchange offer is not subject to any conditions other than that the exchange offer does not violate law or any interpretation of the Staff.  The Company will determine that these conditions have been satisfied based on the advice of counsel and it will not waive these conditions.  The Company has modified the disclosure on page 25 to reflect the non-waiver of material conditions.

Description of the Notes, page 30

Repurchase at the Option of Holders, page 39

Change of Control, page 39

7.              As previously requested, please revise to clearly and concisely describe what would constitute a “change of control.”  This information should be reasonably clear from the context of the disclosure and shareholders should not have to repeatedly refer to a definitional section.

Securities and Exchange Commission

Attn:  Jennifer Hardy

December 5, 2005

The Company has revised the disclosure on page 40 to describe what constitutes a Change of Control.

Contractual Obligations, page 102

8.              We note your revisions and response to our prior comment 40; however, it is not apparent from your filing how the future interest amounts were derived.  Please disclose the assumptions you used to derive these amounts.

The Company has revised the disclosure on page 102 to specify the assumptions it used to derive future interest amounts.

Qualitative and Quantitative Disclosure About Market Risk, page 104

9.              We note your response to prior comment 42.  Please revise this section to disclose the information required by Item 305 of Regulation S-K with regard to any market risk you face from your variable interest rate loans, particularly with respect to your amended credit facility.

The Company has amended the disclosure on page 104 to disclose the information required by Item 305 of Regulation S-K, including an enhanced discussion of the sensitivity of the Company’s variable interest rate debt under its amended credit facility to changes in interest rates pursuant to the disclosure alternative contained in Item 305(a)(1)(ii) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 116

10.       Regulation S-K Item 403(a) and (b) each require the information regarding security ownership by beneficial owners and management to be provided “in substantially the tabular form indicated” in the item.  Therefore, as previously requested in prior comment 47, you should include the information in tabular format as required in Item 403.

The Company has included the information in tabular format on page 116 as the Staff has requested.

Certain Relationships and Related Transactions, page 116

11.       We note your description of your related party transactions.  Please represent to us that the terms of these transactions are not materially less favorable than those that would have been obtained in a comparable transaction with an unrelated person consistent with the terms and covenants of the notes as disclosed on page 50.

Pursuant to the indenture governing the notes, related party transactions need only meet these requirements if they were entered into on or after the date of the indenture, which is August 18, 2005.  Transactions entered into prior to that date need not meet these

Securities and Exchange Commission

Attn:  Jennifer Hardy

December 5, 2005

requirements.  Related party transactions entered into since the date of the indenture have complied with the requirements of the indenture and, to the extent required by Item 404 of Regulation S-K, have been disclosed in the prospectus.

12.       It appears that the information provided in this section on page 117 regarding the non-cash distribution to shareholders is inconsistent with the information regarding the non-cash distribution discussed in Note 5 to the financial statements.  Please reconcile.

The disclosure on page 117 under the heading “DFA, LLC” pertains only to transactions involving that entity and does not include disclosure of the forgiveness of loans to Don F. Ahern of approximately $3 million.  Disclosure of this loan forgiveness is included on page 119 under the caption “Other” and in footnote 2 to the Summary Compensation Table on page 115.  The Company believes the combined disclosure of these items in Note 5 to the financial statements is appropriate for financial reporting purposes.

13.       We note your response to prior comment 49.  Please confirm that the statement made in paragraph one on page 119 regarding loans to officers refers to the loans to officers listed in the subsequent paragraphs.  Otherwise, you should revise this section to discuss the loans made to any officers that are not disclosed.

The Company has amended its disclosure to clarify that the discussion of loans to officers in the first paragraph on page 119 under the heading “Other” refers to the loans to officers listed in the subsequent paragraphs.

Exhibit 99.1 – Letter of Transmittal

14.       Instruction 7 regarding the waiver of irregularities appears to conflict with the disclosure in the prospectus and your response to our prior comment 26 stating that if you waive a defect or irregularity of tender for one holder it will be applied on the same terms to all noteholders.  Please revise accordingly.

The Company has revised Instruction 7 to conform to the disclosure contained in the prospectus regarding waiver of irregularities in tender of notes for exchange.

15.       It appears that in instruction 10, the company reserves the right to waive satisfaction of conditions in the prospectus.  Please revise this statement to make clear that you will not waive the ineligibility of any holders who seek to tender notes in the exchange offer made pursuant to the Exxon Capital line of no-action letters.  In this regard, we note your response to prior comment 27.

The Company has revised instruction 10 to conform with the disclosure provided on page 25 of the prospectus under the heading “Procedure for Tendering Notes,” and to clarify that waivers may be granted as to defects in tender but not for the ineligibility of any holders who seek to tender notes in the exchange offer pursuant to the Exxon Capital line of no-action letters.

Securities and Exchange Commission

Attn:  Jennifer Hardy

December 5, 2005

The Company understands you may have additional comments based on the foregoing responses.  Please address any questions or comments you may have about this letter and the registration statement to me at (503) 294-9607.

Very truly yours,

/s/ Jason M. Brauser
Jason M. Brauser

cc:                                 Tamara Brightwell (SEC Reviewer)

Howard Brown

Robert Moorman